EXHIBIT 99.2

2022 Annual & Special Meeting of Shareholders

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

MEETING INFORMATION
Date: Wednesday, May 4, 2022 Time: 1:30 p.m. (Vancouver time) Location: https://meetnow.global/MGDZ65R	Equinox Gold is holding its annual and special meeting of shareholders in a virtual only format. Shareholders can submit questions about Equinox Gold, the Meeting Materials, or the voting process in advance via our website: www.equinoxgold.com/investors/agm-contact/

You are invited to attend the annual meeting of shareholders (the Meeting) of Equinox Gold (Equinox Gold or the Company). The Meeting will be held on May 4, 2022, starting at 1:30 p.m. (Vancouver time) for the following purposes:

1.	Receiving the Company’s consolidated financial statements for the financial year ended December 31, 2021, and the auditor’s report thereon.
2.	Electing nine director nominees to serve on the Company’s Board of Directors.
3.	Reappointing KPMG LLP as the Company’s independent auditor for 2022 and authorizing the Company’s directors to set the auditor’s pay.
4.	Considering and, if deemed appropriate, passing, with or without variation an ordinary resolution approving an amendment to the Company’s restricted share unit plan.
5.	Approving a non-binding advisory resolution on executive compensation.
6.	Transacting any other business that may properly come before the Meeting.

The Meeting will be held in a virtual only format, via live audiocast. We believe that a virtual meeting remains appropriate to help protect the health of our communities, shareholders, employees and other stakeholders from risks associated with the ongoing COVID-19 pandemic. Shareholders will have an equal opportunity to participate in the Meeting online, regardless of their geographic location. See “Participating in the Meeting” beginning on page 11 of our management information circular (Circular) for details on how to join the Meeting, ask questions, and address any technical issues related to accessing the live audiocast. To facilitate participation in the Meeting, we encourage Shareholders to submit any questions about Equinox Gold, the Meeting Materials, or the voting process in advance via our website: www.equinoxgold.com/investors/agm-contact/

Equinox Gold is using the notice and access method for delivering this notice to shareholders. This notice and the Circular are available on Equinox Gold’s website at www.equinoxgold.com/investors/shareholder-meetings and under Equinox Gold’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

The Circular contains important information about what the Meeting will cover, who can vote and how to vote. Please read it carefully. You are eligible to vote your Equinox Gold shares if you were a shareholder of record at the close of business on March 17, 2022. You may vote virtually or by proxy. Exercising your right to vote gives you a voice in how Equinox Gold shapes its governance practices and strategy. We encourage your vote and feedback.

Dated at Vancouver, British Columbia this 22nd day of March 2022.

By Order of the Board of Directors

(signed) Ross Beaty

Chair